UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑	SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 OF THE SECURITIES EXCHANGE ACT OF 1934

Contains only the certified financial statements for the fiscal year ended December 31, 2012

Commission File No. 333-186054

LABSTYLE INNOVATIONS CORP.

(Exact name of registrant as specified in its charter)

Delaware	45-2973162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

40 E. Main Street, Suite 759 Newark, DE	19711
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

(646) 259-3321

Securities Registered Pursuant to Section 12(b) of the Act:

None

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐     No  ☑

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    Yes  ☑     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on it corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter time that the registrant was required to submit and post such files).    Yes  ☐     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☑

As of June 30, 2012, the last business day of the registrant’s most recently completed second fiscal quarter, there was no established public trading market for the common stock of the registrant.

As of April 4, 2013, the registrant had outstanding 15,146,030 shares of common stock, $.0001 par value per share.

Documents Incorporated By Reference:

None.

INTRODUCTORY NOTE

LabStyle Innovations Corp. (“we,” “us,” “our,” the “Company” or similar terminology) was formed in August 2011 as a Delaware corporation to exploit a new proprietary technology that is seeking to bring laboratory testing capabilities to consumers in a distinctive, easy to use and affordable way through the use of smartphones such as iPhones.

We are initially applying our technology to address the diabetic self-monitoring of blood glucose (“SMBG”) market. Our first product, DarioTM (“Dario”), is a fully integrated, all-in-one SMBG device consisting of a lancet to obtain a blood sample, disposable test strip cartridge and a glucose reader adaptor to hold the strip and interface with the smartphone, as well as a smartphone software application and access to the internet via the smartphone. Roughly the size of a pack of gum, we believe that Dario has the potential to replace stand alone glucose meters and their kits (lancing , lancets and strips vials) which are the current market standard, most of which have the necessary testing components separated from one another in what we believe is a cumbersome design. Moreover, all but a few glucometers lack an interface with a smartphone, and none will have the software applications associated with Dario, each of which we believe will distinguish Dario as an alternative in the marketplace.

We expect to launch Dario in the SMBG market after obtaining all applicable regulatory approvals. We began the regulatory approval process in Europe in 2012, and plan to commence such process in the United States in 2013. Such approvals will need to be obtained prior to the anticipated commercial launch of Dario which is anticipated in 2013, first in Europe and subsequently in North America.

We are filing this special financial report pursuant to Rule 15d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 15d-2, this special financial report contains only: (1) our certified financial statements for our fiscal year ending December 31, 2011 and our fiscal year ending December 31, 2012, the year preceding the February 14, 2013 effective date of our Registration Statement on Form S-1 (Reg. No. 333-186054) under the Securities Act of 1933, as amended, and (2) a discussion of risks and uncertainties that could have a material adverse effect on our business, financial condition or results of operations and the trading price of our common stock.

TABLE OF CONTENTS

Item No.	Description	Page

	PART I

1A.	Risk Factors	1

	PART II

8.	Financial Statements and Supplementary Data	F-1

PART I

Item 1A. Risk Factors

RISK FACTORS

An investment in our securities is speculative and illiquid, involves a high degree of risk, including the risk of a loss of your entire investment, and is therefore not suitable for all investors. You should carefully consider the risks and uncertainties described below before purchasing any of our securities. The risks set forth below are not the only ones facing our company. Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects. If any of the following risks actually materialize, our business, financial condition, prospects and/or operations could suffer. In such event, the value of our securities could decline, and you could lose all or a substantial portion of your investment in our company.

Risk Related to our Company and Our Business

We were formed in August 2011 and are thus subject to the risks associated with new businesses.

We were formed in August 2011. As such, we are a development stage, “start-up” company with no history of revenue-generating operations, and our only assets consist of cash raised in our previous private placements and the intellectual property contributed to us by our founders on October 27, 2011 and subsequently developed by us. We have only a short operating history by which you can assess our company and our prospects. We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties inherent in a new business and the development and sale of new medical devices. As a result, we still must establish many functions necessary to operate a business, including finalizing our managerial and administrative structure, continuing product and technology development, assessing and commencing our marketing activities, implementing financial systems and controls and personnel recruitment.

Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in their pre-revenue generating stages, particularly those in the medical device field. Potential investors should carefully consider the risks and uncertainties that a new company with a no operating history will face. In particular, potential investors should consider that there is a significant risk that we will not be able to:

•	implement or execute our current business plan to sell our Dario product, or that our business plan is sound;

•	maintain our anticipated management and advisory team;

•	raise sufficient funds in the capital markets to effectuate our business plan;

•	determine that the processes and technologies that we have developed are commercially viable; and/or

•	attract, enter into or maintain contracts with, and retain customers.

If we cannot execute any one of the foregoing, our business may fail, in which case you would lose the entire amount of your investment in our company.

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Given our lack of revenue and cash flow, we presently have very little cash resources, and will need to raise additional capital, which may be unavailable to us or, even if consummated, may cause dilution or place significant restrictions on our ability to operate.

As of March 15, 2012, we had cash and cash equivalents of approximately $350,000. In order to move our business forward, we must raise funds in the very near term or our business may be significantly impaired. Moreover, if we are not able to commercially launch Dario or our commercial sales targets, and if we are unable to obtain capital resources, we will not be able to continue activities beyond the near future.

Since we might be unable to generate sufficient, if any, revenue or cash flow to fund our operations for the foreseeable future, we will need to seek additional equity or debt financing to provide the capital required to maintain or expand our operations (especially if we do not commence sales of Dario in 2013 as anticipated). We will need additional funding for developing products and services, increasing our sales and marketing capabilities, promoting brand identity, and acquiring complementary companies, technologies and assets, as well as for working capital requirements and other operating and general corporate purposes.

Other than the irrevocable commitment of the investors in our August 2012 private placement to fund our company with an additional $500,011, we do not have any arrangements or credit facilities in place as a source of funds, and there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. If such financing is not available on satisfactory terms, or is not available at all, we may be required to delay, scale back or eliminate the development of business opportunities and our operations and financial condition may be materially adversely affected.

If we raise additional capital by issuing equity securities, the percentage ownership of our existing stockholders may be reduced, and accordingly these stockholders may experience substantial dilution. We may also issue equity securities that provide for rights, preferences and privileges senior to those of our common stock.

Debt financing, if obtained, may involve agreements that include liens on our assets, covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, could increase our expenses and require that our assets be provided as a security for such debt. Debt financing would also be required to be repaid regardless of our operating results.

If we raise additional funds through collaborations and licensing arrangements, we may be required to relinquish some rights to our technologies or candidate products, or to grant licenses on terms that are not favorable to us.

Funding from any source may be unavailable to us on acceptable terms, or at all. If we do not have sufficient capital to fund our operations and expenses, we may not be able to achieve or maintain competitiveness, which could lead to the failure of our business and the loss of your investment.

We have not generated revenue and may not generate revenue in the manner in which we anticipate. Further, we expect to incur losses for the foreseeable future.

To date, we have not generated revenue since our initial product, Dario, has not received regulatory approvals and is thus not ready for commercial sale. Although we expect to launch Dario in 2013, no assurances can be given that we will be able to do so in accordance with such time frame or at all. Because of the various risks and uncertainties associated with developing, obtaining regulatory approvals and marketing Dario, we are unable to predict with any certainty the extent of any future revenues, cash flows, profits or losses or when we will generate positive cash flow or become profitable, if at all. We expect that we will continue to incur significant and increasing operating losses for the foreseeable future as we attempt to initiate and then expand our sales. These losses, among other things, will have an adverse effect on our stockholders’ equity and working capital. Failure to generate revenue or achieve profitability would materially adversely affect the value of our company and our ability to establish and grow our business.

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We can not accurately predict the volume or timing of any future sales, making the timing of any revenues difficult to predict.

We may be faced with lengthy customer evaluation and regulatory approval processes associated with Dario or other products of ours that we may develop in the future. Consequently, we may incur substantial expenses and devote significant management effort and expense in developing customer adoption of our products, which may not result in revenue generation. We must also obtain regulatory approval of Dario and approval for insurance reimbursement in order to initiate sales of Dario, each of which is subject to risk and potential delays, and neither of which may actually occur. As such, we can not accurately predict the volume or timing of any future sales.

Our independent registered public accounting firm has expressed in its report to our 2012 audited financial statements a substantial doubt about our ability to continue as a going concern.

We are an early stage company, and the development and commercialization of our product is uncertain and expected to require substantial expenditures. We have not yet generated any revenues from our operations to fund our activities, and are therefore dependent upon external sources for financing our operations. There is a risk that we will be unable to obtain necessary financing to continue our operations on terms acceptable to us or at all. As a result, our independent registered public accounting firm has, in its auditors’ report to our 2012 audited financial statements included as part of this Report, expressed a substantial doubt regarding our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. If we cannot continue as a going concern, our stockholders may lose their entire investment in our common stock.

We expect to derive substantially all of our revenues from our principal technology, which leaves us subject to the risk of reliance on such technology.

We expect to derive substantially all of our revenues from sales of products derived from our principal technology. Our initial product utilizing this technology is Dario. As such, any factor adversely affecting sales of Dario, including the product release cycles, regulatory issues, market acceptance, product competition, performance and reliability, reputation, price competition and economic and market conditions, would likely harm our operating results. We may be unable to develop other products utilizing our technology, which would likely lead to the failure of our business.

Moreover, if patent protection is not available for our principal technology, the viability of Dario and any other products that may be derived from such technology would likely be adversely impacted to a significant degree, which would materially impair our prospects.

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Certain of our executive officers and directors may become subject to conflicts of interests given their association with other biotechnology or medical device businesses.

Certain of our directors and officers, including Dr. Oren Fuerst and Mr. Adam K. Stern, are, or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of or advisors to other entities engaged in a variety of businesses, including in the biotechnology or medical device sector. Thus, there is a risk that these individuals may become subject to conflicts of interest relating to our business given their participation with such other businesses, including, among other things, conflicts relating to time, effort and corporate opportunities. We do not presently have a formal policy for resolving such conflicts of interest should they arise, and the inability to resolve such conflicts should they arise could have an adverse effect on our business.

Our future performance will depend on the continued engagement of key members of our management team, some of whom are rendering service on a part-time basis.

Our future performance depends to a large extent on the continued services of members of our current management and other key personnel including, in particular, Dr. Oren Fuerst, our Chairman of the board of directors and Chief Executive Officer, Shilo Ben Zeev, our President and Chief Operating Officer and Mordechi (Motty) Hershkowitz, our Chief Financial Officer. In the event that we lose the continued services of such key personnel for any reason, this could have a material adverse affect on our business, operations and prospects.

Moreover, Dr. Fuerst is not contractually required to spend a minimum amount of his business time on our company’s affairs. There is therefore a risk that other obligations could distract Dr. Fuerst and any of our other part time employees from our business, which could have a negative impact on our ability to effectuate our business plans.

If we are not able to attract and retain highly skilled managerial, scientific and technical personnel, we may not be able to implement our business model successfully.

We believe that our management team must be able to act decisively to apply and adapt our business model in the rapidly changing markets in which we will compete. In addition, we will rely upon technical and scientific employees or third party contractors to effectively establish, manage and grow our business. Consequently, we believe that our future viability will depend largely on our ability to attract and retain highly skilled managerial, sales, scientific and technical personnel. In order to do so, we may need to pay higher compensation or fees to our employees or consultants than we currently expect and such higher compensation payments would have a negative effect on our operating results. Competition for experienced, high-quality personnel is intense and we cannot assure that we will be able to recruit and retain such personnel. We may not be able to hire or retain the necessary personnel to implement our business strategy. Our failure to hire and retain such personnel could impair our ability to develop new products and manage our business effectively.

We will be subject to the risk of reliance on third parties to conduct our clinical trial work.

We depend on independent clinical investigators to conduct our clinical trials. Contract research organizations may also assist us in the collection and analysis of data. These investigators and contract research organizations will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time that they devote to products that we develop. If independent investigators fail to devote sufficient resources to or clinical trials, or if their performance is substandard, it will delay the approval or clearance and commercialization of any products that we develop. Further, the U.S. Food and Drug Administration (or FDA) and other regulatory bodies around the world require that we comply with standards, commonly referred to as good clinical practice, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. If our independent clinical investigators and contract research organizations fail to comply with good clinical practice, the results of our clinical trials could be called into question and the clinical development of our product candidates could be delayed. Failure of clinical investigators or contract research organizations to meet their obligations to us or comply with federal regulations could adversely affect the clinical development of our product candidates and harm our business.

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We will rely on third parties to manufacture and supply our product candidates.

We do not own or operate manufacturing facilities for clinical or commercial production of Dario. We lack the resources and the capability to manufacture Dario on a commercial scale. If our future manufacturing partners are unable to produce our products in the amounts that we require, we may not be able to establish a contract and obtain a sufficient alternative supply from another supplier on a timely basis and in the quantities we require. We expect to depend on third-party contract manufacturers for the foreseeable future.

Dario requires, and our future product candidates, if any, likely will require precise, high quality manufacturing. Any of our contract manufacturers will be subject to ongoing periodic unannounced inspection by the FDA and other non-U.S. regulatory authorities to ensure strict compliance with quality system regulations, including current good manufacturing practices and other applicable government regulations and corresponding standards. If our contract manufacturers fail to achieve and maintain high manufacturing standards in compliance with quality system regulations, we may experience manufacturing errors resulting in patient injury or death, product recalls or withdrawals, delays or interruptions of production or failures in product testing or delivery, delay or prevention of filing or approval of marketing applications for our products, cost overruns or other problems that could seriously harm our business.

Any performance failure on the part of our contract manufacturers could delay clinical development or regulatory clearance or approval of our product candidates or commercialization of our future product candidates, depriving us of potential product revenue and resulting in additional losses. In addition, our dependence on a third-party for manufacturing may adversely affect our future profit margins. Our ability to replace an existing manufacturer may be difficult because the number of potential manufacturers is limited and the FDA must approve any replacement manufacturer before it can begin manufacturing our product candidates. Such approval would require additional non-clinical testing and compliance inspections. It may be difficult or impossible for us to identify and engage a replacement manufacturer on acceptable terms in a timely manner, or at all.

Supply problems could harm our business.

Our initial product, Dario, will primarily be marketed via the Internet, directly to consumers, although we also plan to utilize local distribution partners. Our ability to generate sales of Dario will depend on our ability to:

•	procure components such as strips and strip cartridges, lancets and adaptors on a timely basis from a limited number of suppliers and manufactures;

•	assemble and ship products to consumers on a timely basis with appropriate quality control;

•	develop online distribution and shipment processes; and

•	manage inventory and develop processes to deliver customer support.

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Our inability to achieve any of the foregoing could significantly impair our ability to operate our business.

We anticipate that in the future we will generally commit to purchase component parts from suppliers based on sales forecasts of our products. If we cannot change or be released from these non-cancelable purchase commitments, and if orders for our products do not materialize, we could incur significant costs related to the purchase of excess components which could become obsolete before we can use them. Additionally, a delay in production of the components or inaccuracy in our sales forecast could materially adversely impact our operating results if we are unable to timely ship ordered products or provide replacement parts under warranty or maintenance contracts.

If Dario fails to satisfy current or future customer requirements, we may be required to make significant expenditures to redesign the product, and we may have insufficient resources to do so.

Dario is being designed to address an evolving marketplace and must comply with current and evolving customer requirements in order to gain market acceptance. There is a risk that Dario will not meet anticipated customer requirements or desires. If we are required to redesign our products to address customer demands or otherwise modify our business model, we may incur significant unanticipated expenses and losses, and we may be left with insufficient resources to engage in such activities. If we are unable to redesign our products, develop new products or modify our business model to meet customer desires or any other customer requirements that may emerge, our operating results would be materially adversely affected and our business might fail.

Failure in our online marketing efforts could significantly impact our ability to generate sales.

In many of our principal target markets, we plan to primarily utilize online marketing in order to create awareness of Dario. Our management believes using online advertisements through affiliate networks and a variety of other pay-for-performance methods will be superior for marketing and generating sales of Dario versus utilizing traditional, expensive retail channels. However, there is a risk that our marketing strategy could fail. Because we don’t plan to use a traditional retail sales force or to substantially rely on diabetics healthcare providers to educate our customers about Dario, we cannot predict the level of success, if any, that we may achieve by marketing Dario via Internet. The failure of our online marketing efforts would significantly and negatively impact our ability to generate sales.

We expect that our Dario smartphone application, which is key to our business model, will be available via Apple’s iOS and subsequently will be via Google’s Android platforms and maybe in the future via additional platforms. If we are unable to achieve or maintain a good relationship with each of Apple and Google or similar platform, or if the Apple App Store or the Google Play Store or any other applicable platform were unavailable for any prolonged period of time, our business will suffer.

A key component of the Dario offering will be an iPhone or Android application which will incorporate tools to help diabetic patients manage their disease. We expect that this application will be compatible with Apple’s iOS and subsequently Google’s Android platforms and may in the future via additional platforms. If we are unable to make our Dario application compatible with these platforms, or if there is any deterioration in our relationship with either Apple or Google or others after our application is available, our business would be materially harmed.

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We will be subject to each of Apple’s and Google’s standard terms and conditions for application developers, which govern the promotion, distribution and operation of games and other applications on their respective storefronts. Each of Apple and Google has broad discretion to change its standard terms and conditions, including changes which could require us to pay to have our Dario application available for downloading. In addition, these standard terms and conditions can be vague and subject to changing interpretations by Apple or Google. We may not receive any advance warning of such changes. In addition, each of Apple and Google have the right to prohibit a developer from distributing its applications on its storefront if the developer violates its standard terms and conditions. In the event that either Apple or Google ever determines that we are in violation of its standard terms and conditions, including by a new interpretation, and prohibits us from distributing our Dario application on its storefront, it would materially harm our business.

Additionally, we will rely on the continued function of the Apple App Store and the Google Play Store as digital storefronts where our Dario application may be obtained. There have been occasions in the past when these digital storefronts were unavailable for short periods of time or where there have been issues with the in-app purchasing functionality within the storefront. In the event that either the Apple App Store or the Google Play Store is unavailable or if in-app purchasing functionality within the storefront is non-operational for a prolonged period of time, it would have a material adverse effect on the ability of our customers to secure the Dario application, which would materially harm our business.

As we plan to conduct business internationally, we will be susceptible to risks associated with international relationships.

We intend to operate our business internationally in addition to in the United States, initially in Europe and subsequently in markets including, but not limited to, Brazil and India. The international operation of our business will require significant management attention, which could negatively affect our business if it diverts their attention from their other responsibilities. In the event that we are unable to manage the complications associated with international operations, our business prospects could be materially and adversely affected. In addition, doing business with foreign customers subjects us to additional risks that we do not generally face in the United States. These risks and uncertainties include:

•	management, communication and integration problems resulting from cultural differences and geographic dispersion;

•	localization of products and services, including translation of foreign languages;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties supporting international operations;

•	changes in economic and political conditions;

•	impact of trade protection measures;

•	complying with import or export licensing requirements;

•	exchange rate fluctuations;

•	competition from companies with international operations, including large international competitors and entrenched local companies;

•	potentially adverse tax consequences, including foreign tax systems and restrictions on the repatriation of earnings;

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•	maintaining and servicing computer hardware in distant locations;

•	keeping current and complying with a wide variety of foreign laws and legal standards, including local labor laws;

•	securing or maintaining protection for our intellectual property; and

•	reduced or varied protection for intellectual property rights, including the ability to transfer such rights to third parties, in some countries.

The occurrence of any or all of these risks could adversely affect our international business and, consequently, our results of operations and financial condition.

We expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results.

Because we expect to conduct a material portion of our business outside of the United States but report our financial results in U.S. Dollars, we face exposure to adverse movements in currency exchange rates. Our foreign operations will be exposed to foreign exchange rate fluctuations as the financial results are translated from the local currency into U.S. Dollars upon consolidation. If the U.S. Dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased revenue, operating expenses and net income. Similarly, if the U.S. Dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenue, operating expenses and net income. As exchange rates vary, sales and other operating results, when translated, may differ materially from our or the capital market’s expectations.

Non-U.S. governments often impose strict price controls, which may adversely affect our future profitability.

We intend to seek approval to market Dario and our future product candidates, if any, in both the U.S. and in non-U.S. jurisdictions. If we obtain approval in one or more non-U.S. jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our products. In some countries, particularly countries of the European Union, each of which has developed its own rules and regulations, pricing may be subject to governmental control under certain circumstances. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a medical device candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available products. If reimbursement of our product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

Our device, software and associated business processes may contain undetected errors, which could limit our ability to provide our services and diminish the attractiveness of our service offerings.

Our device, software or our business processes may contain undetected errors, defects or bugs. As a result, our customers or end users may discover errors or defects in our devices, software or the systems we design, or the products or systems incorporating our designs and intellectual property may not operate as expected. We may discover significant errors or defects in the future that we may not be able to fix. Our inability to fix any of those errors could limit our ability to provide our products, impair the reputation of our brand and diminish the attractiveness of our product offerings to our customers.

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In addition, we may utilize third party technology or components in our products and we rely on those third parties to provide support services to us. Failure of those third parties to provide necessary support services could materially adversely impact our business.

As our operating subsidiary is in Israel, we will be faced with the risks associated with doing business in that country.

Our operating subsidiary, along with its management team and our research and development facilities, is located in Israel. Although substantially all of our sales will be made to consumers outside Israel and the manufacturing of Dario will be based primarily on parts made in other countries, we are and will nonetheless be directly influenced by the political, economic and military conditions affecting Israel. For example, major hostilities involving Israel (such as the November 2012 hostilities between Israel and Hamas in the Gaza Strip) or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our existing business relationships and on our operating results and financial condition. Furthermore, several countries restrict business with Israeli companies, which may impair our ability to create new business relationships or to be, or become, profitable.

Risks Related to Our Intellectual Property

The failure to obtain or maintain patents, licensing agreements and other intellectual property could materially impact our ability to compete effectively.

In order for our business to be viable and to compete effectively, we need to develop and maintain, and we will heavily rely on, a proprietary position with respect to our technologies and intellectual property. We have filed a Patent Cooperation Treaty (PCT) application which incorporates two U.S. provisional applications. The PCT covers the novel blood glucose measurement device, comprising the glucometer; and an adaptor that connects the glucometer to a smart-phone to receive power supply and data display, storage and analysis. Corresponding national applications have been filed in the U.S., Europe, Israel, Brazil, China, Australia, India, South Africa and Germany.

However, our patents have not been granted by a patent office. In addition, there are significant risks associated with our actual or proposed intellectual property. The risks and uncertainties that we face with respect to our pending patent and other proprietary rights principally include the following:

•	pending patent applications we have filed or will file may not result in issued patents or may take longer than we expect to result in issued patents;

•	we may be subject to interference proceedings;

•	we may be subject to opposition proceedings in foreign countries;

•	any patents that are issued to us may not provide meaningful protection;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	other companies may challenge patents licensed or issued to us;

•	other companies may have independently developed and/or patented (or may in the future independently develop and patent) similar or alternative technologies, or duplicate our technologies;

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•	other companies may design around technologies we have licensed or developed; and

•	enforcement of patents is complex, uncertain and very expensive.

We cannot be certain that patents will be issued as a result of any of our pending or future applications, or that any of our patents, once issued, will provide us with adequate protection from competing products. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope. In addition, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

It is also possible that others may have or may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

In addition to patents and patent applications, we depend upon trade secrets and proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the disclosure of our confidential information to any other parties. We will also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure in violation of these agreements.

Costly litigation may be necessary to protect our intellectual property rights and we may be subject to claims alleging the violation of the intellectual property rights of others.

We may face significant expense and liability as a result of litigation or other proceedings relating to patents and intellectual property rights of others. In the event that another party has also filed a patent application or been issued a patent relating to an invention or technology claimed by us in pending applications, we may be required to participate in an interference proceeding declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome was favorable to us. We, or our licensors, also could be required to participate in interference proceedings involving issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology, substantially modify it or to license rights from prevailing third parties.

The cost to us of any patent litigation or other proceeding relating to our licensed patents or patent applications, even if resolved in our favor, could be substantial, especially given our early stage of development. Our ability to enforce our patent protection could be limited by our financial resources, and may be subject to lengthy delays. A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume significant time and other resources. There is a risk that a court will decide that we are infringing the third party’s patents and will order us to stop the activities claimed by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents.

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Moreover, there is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our services, technologies or other matters.

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries we may have to expend substantial sums and management resources.

Patent and other intellectual property law outside the United States is even more uncertain than in the United States and is continually undergoing review and revisions in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. For example, certain countries do not grant patent claims that are directed to business methods and processes. In addition, we may have to participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and diversion of our efforts.

Risks Related to Our Industry

We face intense competition in the self- monitoring blood glucose markets and we may not be able to compete in our industry.

With our first product, Dario, we expect to compete directly and primarily with large pharmaceutical and medical device companies: Abbott Laboratories, Bayer Healthcare Division, Johnson & Johnson LifeScan, Roche Diagnostics and Sanofi. The first four of these companies have more than 90% combined market shares of the SMBG business and strong research and development capacity for next generation products. Their dominant market position since the late 1990s and significant control over the market could significantly limit our ability to introduce Dario or effectively market and generate sales of the product. We will also compete with numerous second-tier and third-tier competitors.

We are a “start-up” company with no meaningful history of operations, and most of our competitors have long histories and strong reputations within the industry. They have significantly greater financial and human resources than we do. They also have more experience and capabilities in researching and developing testing products, obtaining regulatory approvals, manufacturing and marketing those products than we do. There is a significant risk that we may be unable to overcome the advantages held by our competition, and our inability to do so could lead to the failure of our business and the loss of your investment.

Competition in the SMBG markets is extremely intense, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. To succeed, we must, among other critical matters, gain consumer acceptance for Dario and potential future products incorporating our principal technology and offer better strategic concepts, technical solutions, prices and response time, or a combination of these factors, than those of other competitors. If our competitors offer significant discounts on certain products, we may need to lower our prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to our prices and pricing policies could make it difficult to generate revenues or cause our revenues, if established, to decline. Some of our competitors may bundle certain software products at low prices for promotional purposes or as a long-term pricing strategy. These practices could significantly reduce demand for Dario or potential future products or constrain prices we can charge. Moreover, if our competitors develop and commercialize products that are more effective or desirable than Dario or the other products that we may develop, we may not convince our customers to use our products. Any such changes would likely reduce our commercial opportunity and revenue potential and could materially adversely impact our operating results.

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It may be difficult for us to establish market acceptance of Dario, which would significantly impair our viability.

We are faced with the risk that the marketplace will not be receptive to Dario over competing products and that we will be unable to compete effectively. Failure of our products to achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations. Factors that could affect our ability to establish Dario or any potential future products include:

•	the development of products or platforms and design and methodology services, which could result in a shift of customer preferences away from our products and services and significantly decrease revenue;

•	the increase use of improved diabetes drugs that could encourage certain diabetics to test less often, resulting in less usage of self-monitoring test device for certain types of diabetics;

•	the challenges of developing (or acquiring externally-developed) technology solutions that are adequate and competitive in meeting the requirements of next-generation design challenges;

•	the significant number of current competitors in SMBG market who have significantly greater name recognition and more recognizable trademarks and who have established relationships with diabetics healthcare providers and payors; and

•	intense competition to attract acquisition targets, which may make it more difficult for us to acquire companies or technologies at an acceptable price or at all.

If we are unable to establish market acceptance of Dario, our business would likely fail and you would lose your investment in our company.

If we fail to respond quickly to technological developments our products may become uncompetitive and obsolete.

The SMBG market and other markets in which we plan to compete experience rapid technology developments, changes in industry standards, changes in customer requirements and frequent new product introductions and improvements. If we are unable to respond quickly to these developments, we may lose competitive position, and our products or technologies may become uncompetitive or obsolete, causing revenues and operating results to suffer. To compete, we must develop or acquire new products and improve our existing products and processes on a schedule that keeps pace with technological developments and the requirements for products addressing a broad spectrum and designers and designer expertise in our industries. We must also be able to support a range of changing customer preferences. For instance, as non-invasive technologies become more readily available in the market, we may be required to adopt our platform to accommodate the use of non-invasive or continuous blood glucose sensors. We cannot guarantee that we will be successful in any manner in these efforts.

The regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of Dario or our future product candidates, if any.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of medical devices are subject to extensive regulation by the FDA and non-U.S. regulatory authorities, which regulations differ from country to country.

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We are not permitted to market our product candidates in the United States until we receive a clearance letter under the 510(k) premarket notification process, or approval of a Section 515 premarket approval (or PMA) from the FDA, depending on the nature of the device. We have not submitted an application or premarket notification for or received marketing clearance or approval for any of our product candidates. Obtaining approval of any premarket approval can be a lengthy, expensive and uncertain process. While the FDA normally reviews and clears a premarket notification in three months, there is no guarantee that our products will qualify for this more expeditious regulatory process, which is reserved for Class I and II devices, nor is there any assurance that, even if a device is reviewed under the 510(k) premarket notification process, the FDA will review it expeditiously or determine that the device is substantially equivalent to a lawfully marketed non-premarket approval device. If the FDA fails to make this finding, then we cannot market the device. In lieu of acting on a premarket notification, the FDA may seek additional information or additional data which would further delay our ability to market the product. In addition, failure to comply with FDA, non-U.S. regulatory authorities or other applicable U.S. and non-U.S. regulatory requirements may, either before or after product clearance or approval, if any, subject us to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing process;

•	adverse inspectional observations (Form 483), warning letters or non-warning letters incorporating inspectional observations;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory clearances or approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements; and

•	refusal to clear or approve pending applications or premarket notifications.

The FDA can delay, limit or deny clearance or approval of a medical device candidate for many reasons, including:

•	a medical device candidate may not be deemed safe or effective, in the case of a premarket approval application;

•	a medical device candidate may not be deemed to be substantially equivalent to a lawfully marketed non-premarket approval device in the case of a 510(k) premarket notification;

•	FDA officials may not find the data from pre-clinical studies and our Dario clinical trial (or any future trials) sufficient;

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•	the FDA might not approve our third-party manufacturer’s processes or facilities; or

•	the FDA may change its clearance or approval policies or adopt new regulations.

We may be unable to complete required clinical trials, or we may experience significant delays in completing such clinical trials, which could significantly delay our targeted product launch timeframe and impair our viability and business plan.

The completion of any future clinical trials for Dario or other trials that we may be required to undertake in the future could be delayed, suspended or terminated for several reasons, including:

•	our failure or inability to conduct the clinical trial in accordance with regulatory requirements;

•	sites participating in the trial may drop out of the trial, which may require us to engage new sites for an expansion of the number of sites that are permitted to be involved in the trial;

•	patients may not enroll in, remain in or complete, the clinical trial at the rates we expect; and

•	clinical investigators may not perform our clinical trial on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices.

If our clinical trials are delayed it will take us longer to ultimately commercialize Dario and generate revenues. Moreover, our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. We may be faced with similar risks in connection with future trials we conduct.

Our failure to meet or maintain necessary or potential regulatory requirements, in relevant target markets, could hurt our ability to distribute and market our products.

Dario or our potential future products may fall under the regulatory purview of various centers at the FDA as described above and similar health authorities in foreign regions or countries where we intend to do business, such as in the European Union. The FDA’s 510(k) clearance process may take from three to twelve months, or longer, and may or may not require additional human clinical data. The premarket approval process may take from eleven months to three years, or even longer, and will likely require significant supporting human clinical data.

In addition, on July 21, 2011, the FDA issued a draft guideline for comment related to mobile medical applications (which we refer to herein as the Guideline). Under the Guideline, the FDA plans to apply its regulatory oversights to certain types of mobile medical devices. We anticipate that Dario will be subject to the FDA’s regulatory oversights and enforcement actions. Delays in obtaining the regulatory clearance or approval from the FDA or its equivalents in foreign market could adversely affect our revenues and profitability. We cannot predict whether or when we will be permitted to commercialize Dario.

We may also become subject to numerous post-marketing regulatory requirements, which include labeling regulations and medical device reporting regulations, which may require us to report to different regulatory agencies if our devices cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. In addition, these regulatory requirements may change in the future in a way that adversely affects us. If we fail to comply with present or future regulatory requirements that are applicable to us, we may be subject to enforcement action by regulatory agencies, which may include, among others, any of the following sanctions:

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•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notification, or orders for repair, replacement or refunds;

•	voluntary or mandatory recall or seizure of our current or future products;

•	imposing operating restrictions, suspension or shutdown of production;

•	refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses or modifications to Dario or future products;

•	rescinding 510(k) clearance or suspending or withdrawing pre-market approvals that have already been granted; and

•	criminal prosecution.

The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

If we or our manufacturers fail to comply with the FDA’s Quality System Regulation or any applicable state equivalent, our operations could be interrupted and our operating results could suffer.

Under the Guideline, the FDA strongly recommends that manufacturers of mobile medical applications follow the FDA’s Quality System Regulation (or QSR). We, our manufacturers and suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we market our products overseas. If our affiliates, our manufacturers or suppliers are found to be in significant non-compliance or fail to take satisfactory corrective action in response to adverse QSR inspectional findings, the FDA could take enforcement actions against us and our manufacturers which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. Accordingly, our operating results could suffer.

Healthcare policy changes, including ongoing efforts to reform the U.S. healthcare system, may have a material adverse effect on us.

Dario utilizes a standard electrochemical glucose testing method and is expected to benefit from existing regulatory approvals worldwide for traditional, non-disposable monitors, test-strips and lancets, in order to have a more rapid pathway to market. However, the SMBG markets have experienced downward pressure on product pricing because the Federal and state governments have made various cost containment efforts on health care expenditures. Furthermore, the industry faces uncertainty brought by the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 and of any potential healthcare reform that could impact tax and reimbursement rates. The implementation of these laws or the adoption of healthcare reform proposals in the future could thus impose limitations on the prices we will be able to charge for our products, or the amounts of reimbursement available for our products from governmental agencies or third-party payors. These limitations could have a material adverse effect on our financial position and results of operations.

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We anticipate that legislation could change access to health care products, increase rebates, reduce prices or the rate of price increases, or cap reimbursement rates for medical devices. We also anticipate that legislation could impose sales or excise tax on the medical device manufacturing sector. Any change on medical device taxation and downward trending reimbursement rates would directly impact all aspects of our industry, including our operations and the demand for our products. To the extent such cost containment efforts are not offset by the growth of diabetics population, greater patient access to healthcare and other factors, our future revenues and operating income would be reduced.

We may be subject to federal, state and foreign healthcare fraud and abuse laws and regulations.

Many federal, state and foreign healthcare laws and regulations apply to the SMBG business and medical devices. We may be subject to certain federal and state regulations, including the federal healthcare programs’ Anti-Kickback Law, the federal Health Insurance Portability and Accountability Act of 1996, and other federal and state false claims laws. The medical device industry has been under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including arrangements with physician consultants. If our operations or arrangements are found to be in violation of such governmental regulations, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment of our operations. All of these penalties could adversely affect our ability to operate our business and our financial results.

Product liability suits, whether or not meritorious, could be brought against us due to an alleged defective product or for the misuse of Dario or our potential future products. These suits could result in expensive and time-consuming litigation, payment of substantial damages, and an increase in our insurance rates.

If Dario or any of our future products are defectively designed or manufactured, contain defective components or are misused, or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. Misusing our devices or failing to adhere to the operating guidelines or the device producing inaccurate meter readings could cause significant harm to patients, including death. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We presently have no insurance against such claims, and even if we are able to obtain such insurance (of which no assurances can be given), we may not have sufficient insurance coverage for all future claims. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and could reduce revenue. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and adversely affecting our results of operations.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

Part of our business plan includes the storage and potential monetization of medical data of users of Dario. There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (which we refer to herein as HIPAA). These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. We may face difficulties in holding such information in compliance with applicable law. If we are found to be in violation of the privacy rules under HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

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Risks Related to the Ownership of Our Common Stock

An investment in our company should be considered illiquid.

An investment in our company requires a long-term commitment, with no certainty of return. We became an SEC reporting company through a “self registration” process. Because we have not become an SEC reporting company, and are not seeking to create a market for our common stock, through the traditional means of conducting an underwritten initial public offering, we may be unable to establish a market for our common stock. Moreover, we do not expect security analysts or brokerage firms to provide coverage of our company in the near future. In addition, investment banks may be less likely to agree to underwrite primary or secondary offerings on behalf of our company or its stockholders in the future than they would if we had become a public reporting company by means of a traditional initial public offering. If all or any of the foregoing risks occur, it would have a material adverse effect on our company.

No public market for our common stock currently exists, and an active trading market may not develop or be sustained.

As we are in our early stages, an investment in our company will likely require a long-term commitment, with no certainty of return. There is no public market for our common stock, and even if we are able to establish a market for our common stock, of which no assurances can be given, we cannot predict whether an active market for our common stock will ever develop in the future.  In the absence of an active trading market:

•	Investors may have difficulty buying and selling or obtaining market quotations;

•	Market visibility for shares of our common stock may be limited; and

•	A lack of visibility for shares of our common stock may have a depressive effect on the market price for shares of our common stock.

We expect that our common stock will be available for quotation on the OTC Bulletin Board (known as the OTCBB) or OTCQB Market. These markets are relatively unorganized, inter-dealer, over-the-counter markets that provide significantly less liquidity than NASDAQ or the NYSE MKT (formerly known as the NYSE AMEX).  No assurances can be given that our common stock, even if quoted on such markets, will ever trade on such markets, much less a senior market like NASDAQ or NYSE MKT. In this event, there would be a highly illiquid market for our common stock and you may be unable to dispose of your common stock at desirable prices or at all. Moreover, there is a risk that our common stock could be delisted from the OTCBB, in which case it might be listed on the so called “Pink Sheets”, which is even more illiquid than the OTCBB.

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The lack of an active market impairs your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire additional intellectual property assets by using our shares as consideration.

There can be no assurance that we will ever provide liquidity to our investors through either a registration of our securities or a sale of our company.

We may be unable to register the securities offered hereby or otherwise provide exemptions for resale by our stockholders for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, our investors could be unable to sell their respective interests in our company unless an exemption from registration is available. Thus, investors should be prepared to hold their securities in our company for an indefinite period of time. Furthermore, it is not our plan, nor can there be any assurance, that any form of merger, combination, or sale of our company will take place following this financing, or that any merger, combination, or sale would provide liquidity for our investors following this financing. You should not invest in our company with the expectation that we will be able to sell the business in order to provide liquidity for our investors.

Our majority stockholders will control our company for the foreseeable future, including the outcome of matters requiring shareholder approval.

Our founders, officers and directors collectively have an approximately 65.60% beneficial ownership of our company as of the date of this Report. As a result, such individuals will have the ability, acting together, to control the election of our directors and the outcome of corporate actions requiring shareholder approval, such as: (i) a merger or a sale of our company, (ii) a sale of all or substantially all of our assets, and (iii) amendments to our articles of incorporation and bylaws. This concentration of voting power and control could have a significant effect in delaying, deferring or preventing an action that might otherwise be beneficial to our other shareholders and be disadvantageous to our shareholders with interests different from those individuals. Certain of these individuals also have significant control over our business, policies and affairs as officers or directors of our company. Therefore, you should not invest in reliance on your ability to have any control over our company.

We may not qualify for OTC Bulletin Board inclusion, and therefore you may be unable to sell your shares.

Our common stock became eligible for an unpriced quotation on the OTCBB on March 7, 2013, which we refer to herein as the OTCBB. We are also required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to be current in our periodic securities reporting obligations.

However, in order for our common stock to eligible to trade, our common stock must become available for clearing through the facilities of the Depository Trust Corporation, which we may not be able to arrange. Moreover, trading of our common stock on the OTCBB could be suspended. If for any reason our common stock does not become eligible or maintain eligibility for quotation on the OTCBB or a public trading market does not develop, purchasers of shares of our common stock may have difficulty selling their shares should they desire to do so. If we are unable to satisfy the requirements for quotation on the OTCBB, any quotation of in our common stock could be conducted in the “Pink Sheets” market. As a result, a purchaser of our common stock may find it more difficult to dispose of, or to obtain accurate quotations as to the price of their shares. The above-described rules may materially adversely affect the liquidity of our securities.

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Even if our common stock becomes publicly-traded and an active trading market develops, the market price our common stock may be significantly volatile.

Even if our securities become publicly-traded and even if an active market for our common stock develops, of which no assurances can be given, the market price for our common stock may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in financial or operational estimates or projections;

•	conditions in markets generally;

•	changes in the economic performance or market valuations of companies similar to ours; and

•	general economic or political conditions in the United States or elsewhere.

In particular, the market prices of technology companies like ours have been highly volatile due to factors, including, but not limited to:

•	any delay or failure to conduct a clinical trial for our product or receive approval from the FDA and other regulatory agents;

•	inability to commercially launch products or market products;

•	developments or disputes concerning our product’s intellectual property rights;

•	our or our competitors’ technological innovations;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies, or patents; and

•	failure to complete significant transactions or collaborate with vendors in manufacturing our product.

The securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of shares of our common stock.

Our common stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Our common stock, which we expect will at some point be quoted for trading on OTCBB, may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Exchange Act. Our common stock may be a “penny stock” if it meets one or more of the following conditions: (i) the stock trades at a price less than $5 per share; (ii) it is not traded on a “recognized” national exchange; (iii) it has a price less than $5 per share; or (iv) is issued by a company (such as ours) that has been in business less than three years with net tangible assets less than $5 million.

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The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15g-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to: (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

FINRA sales practice requirements may also limit your ability to buy and sell our common stock, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

You may face significant restrictions on the resale of your shares due to state “blue sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our common stock. We have not yet applied to have our securities registered in any state and do not plan to do so until we are required. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our common stock to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification.

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Because certain of our executive officers and directors reside outside of the United States, it may be difficult for you to enforce your rights based on the United States federal securities laws or otherwise against such officers and directors in the United States or to enforce judgments of United States courts against them in Israel.

Certain of our executive officers and directors reside outside of the United States in Israel. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States federal securities laws or otherwise against such persons in the courts of either the United States or Israel, and even if civil judgments are obtained in courts of the United States, to enforce such judgments in Israeli courts.

Our compliance with complicated U.S. regulations concerning corporate governance and public disclosure will result in additional expenses. Moreover, our ability to comply with all applicable laws, rules and regulations is uncertain given our management’s relative inexperience with operating U.S. public companies.

Assuming we become a regularly reporting company, we will be faced with expensive and complicated and evolving disclosure, governance and compliance laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the Dodd-Frank Act. New or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards of a U.S. public company are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, our executive officers have little experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to company with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and stock price.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our stockholders without information or rights available to stockholders of more mature companies.

For as long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to herein as the JOBS Act), we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of an extension of time to comply with new or revised financial accounting standards;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

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•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of more mature companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

There may be limitations on the effectiveness of our internal controls, and a failure of our control systems to prevent error or fraud may materially harm our company.

Proper systems of internal controls over financial accounting and disclosure are critical to the operation of a public company. As we are a start-up company, we are at the very early stages of establishing, and we may be unable to effectively establish, such systems, especially in light of the fact that we expect to operate as a publicly reporting company. This would leave us without the ability to reliably assimilate and compile financial information about our company and significantly impair our ability to prevent error and detect fraud, all of which would have a negative impact on our company from many perspectives.

Moreover, we do not expect that disclosure controls or internal control over financial reporting, even if established, will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially adversely impact us.

We may be unable to complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We may be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of our Form S-1 registration statement. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

22

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the recently enacted JOBS Act, if we take advantage (as we expect to do) of the exemptions contained in the JOBS Act. We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 30.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. Any of the foregoing occurrences, should they come to pass, could negatively impact the public perception of our company, which could have a negative impact on our stock price.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

23

•	provide that special meetings of stockholders may only be called by our Chairman and/or President, our board of directors or a super-majority (66 2/3%) of our stockholders;

•	place restrictive requirements (including advance notification of stockholder nominations and proposals) on how special meetings of stockholders may be called by our stockholders;

•	do not provide stockholders with the ability to cumulate their votes; and

•	provide that only a super-majority of our stockholders (66 2/3%) may amend our bylaws.

We do not currently intend to pay dividends on our common stock in the foreseeable future, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Upon dissolution of our company, you may not recoup all or any portion of your investment.

In the event of a liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, the proceeds and/or assets of our company remaining after giving effect to such transaction, and the payment of all of our debts and liabilities will be distributed to the stockholders of common stock on a pro rata basis. There can be no assurance that we will have available assets to pay to the holders of common stock, or any amounts, upon such a liquidation, dissolution or winding-up of our company. In this event, you could lose some or all of your investment.

24

PART II

Item 8. Financial Statements and Supplementary Data

LABSTYLE INNOVATIONS CORP.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Stockholders' Equity (Deficit)	F-6

Consolidated Statements of Cash Flows	F-7

Notes to Consolidated Financial Statements	F-8 - F-27

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LABSTYLE INNOVATIONS CORP.

(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Labstyle Innovations Corp. (the "Company") and its subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 2012, for the period from August 11, 2011 (inception date) to December 31, 2011 and for the period from August 11, 2011 (inception date) to December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the year ended December 31, 2012, for the period from August 11, 2011 (inception date) to December 31, 2011 and for the period from August 11, 2011 (inception date) to December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1b, the Company has incurred recurring operating losses and negative cash flows from operating activities during the year ended December 31, 2012. Its ability to continue to operate is dependent upon obtaining additional financial support. This condition as described in Note 1b, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 4, 2013	A Member of Ernst & Young Global

F-2

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
U.S. dollars

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,230,034	$908,765
Restricted cash	13,422	-
Short-term bank deposit	21,566	13,130
Other accounts receivable and prepaid expenses (Note 3)	401,522	12,664

Total current assets	1,666,544	934,559

LEASE DEPOSITS	31,545	20,616

PROPERTY AND EQUIPMENT, NET (Note 4)	617,364	23,223

Total assets	$2,315,453	$978,398

The accompanying notes are an integral part of the consolidated financial statements.

F-3

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
U.S. dollars (except stock data)

	December 31,
	2012	2011
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Trade payables	$250,352	$32,578
Other accounts payable and accrued expenses (Note 5)	316,403	88,313

Total current liabilities	566,755	120,891

LIABILITY RELATED TO WARRANTS (Note 8e)	2,817,741	664,363

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

STOCKHOLDERS' EQUITY (DEFICIT) (Note 8):
Common Stock of $0.0001 par value - Authorized: 45,000,000 shares at December 31, 2012 and 2011; Issued: 14,547,689 and 10,830,000 shares at December 31, 2012 and 2011, respectively; Outstanding: 14,547,689 and 10,830,000 shares at December 31, 2012 and 2011, respectively	1,454	1,083
Preferred Stock of $0.0001 par value - Authorized: 5,000,000 shares at December 31, 2012 and 2011; Issued and outstanding: none at December 31, 2012 and 2011	-	-
Additional paid-in capital	5,001,425	577,410
Deficit accumulated during the development stage	(6,071,922)	(385,349)

Total stockholders' equity (deficit)	(1,069,043)	193,144

Total liabilities and stockholders' equity (deficit)	$2,315,453	$978,398

The accompanying notes are an integral part of the consolidated financial statements.

F-4

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars

	Year ended December 31,	Period from August 11, 2011 (inception date) to December 31,	Period from August 11, 2011 (inception date) to December 31,
	2012	2011	2012

Operating expenses:
Research and development	$1,501,265	$77,895	$1,579,160
Marketing and pre-production costs	295,987	-	295,987
General and administrative	2,177,156	156,818	2,333,974

Total operating loss	3,974,408	234,713	4,209,121

Revaluation of warrants to investors and service provider	1,606,378	(15,867)	1,590,511
Others (Note 9)	105,787	166,503	272,290

Financial (income) expenses, net	1,712,165	150,636	1,862,801

Net loss	$5,686,573	$385,349	$6,071,922

Net loss per share:

Basic and diluted loss per share	$0.46	$0.04

Weighted average number of common stock used in computing basic and diluted net loss per share	12,375,002	9,499,507

The accompanying notes are an integral part of the consolidated financial statements.

F-5

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
U.S. dollars (except stock data)

	Common stock		Additional paid-in	Deficit accumulated during the development	Total stockholders' equity
	Number	Amount	capital	stage	(deficit)

Balance as of August 11, 2011 (inception date)	-	$-	$-	$-	$-

Issuance of common stock to founders upon inception date at par value	6,500,000	650	-	-	650
Issuance of common stock to accredited investors upon inception date at par value	2,000,000	200	9,800	-	10,000
Issuance of common stock to founders in October 2011 at par value	1,000,000	100	-	-	100
Issuance of common stock in October 2011 at $0.61 per stock, net of issuance cost	805,000	81	346,082	-	346,163
Issuance of common stock in November 2011at $0.61 per stock, net of issuance cost	335,000	33	135,294	-	135,327
Issuance of common stock in December 2011 at $0.62 per stock, net of issuance cost	190,000	19	86,234	-	86,253
Net loss	-	-	-	(385,349)	(385,349)

Balance as of December 31, 2011	10,830,000	1,083	577,410	(385,349)	193,144

Issuance of common stock in February 2012 at $0.63 per stock, net of issuance cost	171,000	17	81,465	-	81,482
Issuance of common stock in March 2012 at $0.63 per stock, net of issuance cost	890,000	89	422,031	-	422,120
Issuance of common stock in March 2012 at $0.63 per stock, net of issuance cost	70,000	7	36,500	-	36,507
Issuance of common stock and warrants in August 2012 at $1.00 per unit, net of issuance cost	500,014	50	498,107		498,157
Issuance of common stock in September 2012 at $1.50 per stock, net of issuance cost	801,733	80	1,049,994	-	1,050,074
Issuance of common stock in October 2012 at $1.50 per stock, net of issuance cost	993,276	99	1,334,305	-	1,334,404
Issuance of common stock during fourth quarter to service provider	291,666	29	437,470	-	437,499
Stock-based compensation	-	-	564,143	-	564,143
Net loss	-	-	-	(5,686,573)	(5,686,573)

Balance as of December 31, 2012	14,547,689	1,454	5,001,425	(6,071,922)	(1,069,043)

The accompanying notes are an integral part of the consolidated financial statements.

F-6

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars

	Year ended December 31,	Period from August 11, 2011 (inception date) to December 31,	Period from August 11, 2011 (inception date) to December 31,
	2012	2011	2012
Cash flows from operating activities:
Net loss	$(5,686,573)	$(385,349)	$(6,071,922)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation and restricted shares	1,001,642	-	1,001,642
Issuance cost related to warrants to investors and service provider	101,263	156,847	258,110
Depreciation	24,317	504	24,821
Increase in other accounts receivable and prepaid expenses	(391,747)	(12,358)	(404,105)
Increase in trade payables	133,950	32,578	166,528
Change in the fair value of warrants	1,606,378	(15,867)	1,590,511
Increase in other accounts payable and accrued expenses	228,090	88,313	316,403

Net cash used in operating activities	(2,982,680)	(135,332)	(3,118,012)

Cash flows from investing activities:
Investment in short-term bank deposits	(19,851)	(13,437)	(33,288)
Proceeds of maturities of short-term bank deposit	12,762	-	12,762
Investment in restricted cash	(13,422)	-	(13,422)
Investment in lease deposit	(9,386)	(20,616)	(30,002)
Purchase of property and equipment	(534,634)	(23,727)	(558,361)

Net cash used in investing activities	(564,531)	(57,780)	(622,311)

Cash flows from financing activities:
Proceeds from issuance of Common Stocks and warrants, net of issuance cost	3,868,480	1,101,877	4,970,357

Net cash provided by financing activities	3,868,480	1,101,877	4,970,357

Increase (decrease) in cash and cash equivalents	(321,269)	908,765	1,230,034
Cash and cash equivalents at beginning of period	908,765	-	-

Cash and cash equivalents at end of period	$1,230,034	$908,765	$1,230,034

Non-cash investing and financing and activities:

Purchase of property and equipment	$83,824	$-	$83,824

The accompanying notes are an integral part of the consolidated financial statements.

F-7

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 1:-	GENERAL

a.	LabStyle Innovations Corp. (the "Company") was incorporated in Delaware on August 11, 2011 to exploit a proprietary technology and commenced its operations. The Company's technology is seeking to bring laboratory testing capabilities to consumers through the use of smartphones. Accordingly, the Company is considered to be in the development stage as defined in ASC No. 915, "Development stage entities".

The Company has a wholly owned subsidiary, LabStyle Innovation Ltd., incorporated and located in Israel ("Ltd."), which commenced operations on September 14, 2011. Its principal business activity is to perform the research and development activities of the group.

b.	During the year ended December 31, 2012, the Company continues to incur operating losses and negative cash flows amounting to $3,974,408 and $2,982,680, respectively. The Company will have to obtain additional capital resources to maintain its commercialization, research and development activities. The Company is addressing its liquidity issues by seeking additional funding and continuing its efforts to initiate commercial sales of its initial product as soon as practical in 2013.

On February 14, 2013, a registration statement covering the public resale of certain shares of Company common stock, par value $.0001 per share (the "Common Stock") previously issued in 2012-2013 in private placements was declared effective by the U.S. Securities and Exchange Commission. As of such date, there is no public market for the Common Stock, and the Company is seeking approvals to have its Common Stock quoted on the Over-the-Counter Bulletin Board ("OTCBB") and/or the OTCQB Market operated by OTC Markets Group, Inc. ("OTCQB").

The Company will seek to raise capital from public and/or private sources. There are no assurances, however, that the Company will be able to obtain an adequate level of financing needed for the long-term development and commercialization of its products. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Subsequent to the balance sheet date, the Company obtained additional Common Stock financing in total gross amount of $500,011, as described in more detail in Note 10b.

F-8

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The accompanying financial statements have been prepared in U.S. dollars.

Ltd.'s financing activities are incurred in U.S. dollars. Although a portion of the Company's expenses are denominated in Israeli New Shekels ("NIS") (mostly salaries and rent), a substantial portion of their expenses are denominated in U.S. dollars. The Company's management believes that the currency of the primary economic environment in which the operations of the Company and its Israeli subsidiary are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of the Company and Ltd.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts denominated in currencies other than the dollar are re-measured into dollars in accordance with ASC No. 830, "Foreign Currency Matters". All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statement of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash and cash equivalents:

The Company considers all highly liquid investments, which are readily convertible to cash with a maturity of three months or less at the date of acquisition, to be cash equivalents.

e.	Restricted cash:

Restricted cash is an interest bearing saving account which is used as a security for the Company's short-term credit.

F-9

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Short-term bank deposit:

Short-term bank deposit is deposit with maturities of more than three months and up to one year. The short-term bank deposit is denominated in NIS and bear interest at an average rate of 1.82 % and 2.72% as of December 31, 2012 and 2011, respectively. The short-term bank deposit is presented at their cost, including accrued interest.

g.	Long-term lease deposits:

Long-term leases deposit includes long-term deposits for offices rent and car lease.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, and peripheral equipment	15-33
Office furniture and equipment	6
Production equipment	20-100
Leasehold improvements	Over the shorter of the lease term or useful economic life

i.	Impairment of long-lived assets:

Property and equipment are reviewed for impairment in accordance with ASC No. 360, "Property, Plant and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the year ended December 31, 2012 and the period ended December 31, 2011, no impairment losses have been recorded.

j.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposit and other account receivables.

F-10

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of cash and cash equivalents of the Company and its subsidiary are invested in deposits and current accounts with major U.S. and Israeli banks. Such cash and cash equivalents may be in excess of insured limits and are not insured in other jurisdictions. Generally, cash and cash equivalents may be redeemed and therefore a minimal credit risk exists with respect to these deposits and investments.

k.	Research and development costs:

Research and development costs are charged to the statement of operations, as incurred.

l.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2012 and 2011, a full valuation allowance was provided by the Company.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. No liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740.

m.	Fair value of financial instruments:

The Company applies ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

F-11

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The carrying amounts of cash and cash equivalents, short-term bank deposit, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments. Warrants are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

Fair value measurements using significant unobservable inputs (Level 3):

Fair value of liability related to warrants

Balance at August 11, 2011 (inception date)	$-
Fair value of warrants to investors and service provider (see Note 8e)	680,230
Change in fair value of warrants (see Note 8e)	(15,867)

Balance at December 31, 2011	664,363
Fair value of warrants to investors and service provider (see Note 8e)	547,000
Change in fair value of warrants (see Note 8e)	1,606,378

Balance at December 31, 2012	$2,817,741

F-12

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of shares of Common Stock outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of shares of Common Stock outstanding during each year, plus dilutive potential Common Stock considered outstanding during the year, in accordance with ASC topic 260, "Earnings Per Share".

The total weighted average number of shares related to the outstanding warrants and options excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 4,556,544 and 754,062 for the year ended December 31, 2012 and for the period ended December 31, 2011, respectively.

o.	Severance pay:

Since inception date, all of the subsidiary's employees who are entitled to receive Severance pay in accordance with the applicable law in Israel are included under section 14 of the Israeli Severance Compensation Law. Under this section, they are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Payments in accordance with section 14 release the subsidiary from any future severance payments in respect of those employees. Deposits under section 14 are not recorded as an asset in the Company's balance sheet.

p.	Warrants:

The Company accounts for certain warrants held by investors and the Company’s previous placement agent’s which include down round protection as a liability according to the provisions of ASC 815-40, "Derivatives and Hedging - Contracts in Entity's Own Equity", ("ASC 815") which provides new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify to be a derivative financial instrument. The Company measures the warrants at fair value by using Binomial option-pricing model in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company's statement of operations as financial income or expense. For more information refer to Note 8e.

F-13

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718") which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatilities of similar entities in the related sector index. The expected option term represents the period that the Company's stock options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company applies ASC 505-50, "Equity-Based Payments to Non-Employees" with respect to options and warrants issued to non-employees.

The fair value of the shares of Common Stock underlying the options and warrants had been determined by the Company's management with assistance of an independent valuation firm by applying of market approach using recent third-party transactions in the equity of the Company. Because there has been no public market for the Common Stock, management has determined fair value of the Common Stock at the time of grant of options by considering a number of objective and subjective factors. The fair value of the underlying shares of Common Stock shall be determined by management until such time as the Common Stock is listed on an established stock exchange, national market system or other quotation system.

F-14

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2011

Prepaid expenses *)	$330,092	$3,060
Government authorities	71,430	9,604

	$401,522	$12,664

*)	Consists components amounting to $55,187 which are intended to be used as part of research and development activities subsequent to balance sheet date.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost:

Computers and peripheral equipment	$51,466	$16,800
Office furniture and equipment	12,823	3,546
Production equipment	574,515	-
Leasehold improvement	3,381	3,381

	642,185	23,727
Accumulated depreciation:

Computers and peripheral equipment	10,196	463
Office furniture and equipment	535	17
Production equipment	13,727	-
Leasehold improvement	363	24

	24,821	504

Property and equipment, net	$617,364	$23,223

Depreciation expenses for the year ended December 31, 2012 and for the period ended December 31, 2011 amounted to $24,317 and $504, respectively.

F-15

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 5:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2011

Employees and payroll accruals	$84,076	$20,486
Accrued expenses	232,327	67,827

	$316,403	$88,313

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

The facilities and motor vehicles of the Company are leased under several operating lease agreements.

The Company signed a lease agreement in Israel for its offices for a period of 24 months beginning November 10, 2011 and scheduled to expire on November 10, 2013. During 2012 the Company entered into additional lease agreement in Israel for additional offices.

On November 13, 2011 the Company entered into a motor vehicle lease agreement for a period of 36 months. During 2012, in light of the recruitment of additional employees the Company entered into additional two motor vehicle lease agreement for a period of 36 months. As of December 31, 2012 the Company maintains four lease cars.

As of December 31, 2012, the future minimum aggregate lease commitments under non-cancelable operating lease agreement are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2013	$95,024	$10,885	$105,909
2014	2,595	11,208	13,803
2015	2,094	3,000	5,094

	$99,713	$25,093	$124,806

Facility and motor vehicle lease expenses for the year ended December 31, 2012 and for the period ended December 31, 2011 were $120,685 and $4,763, respectively.

F-16

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 7:-	TAXES ON INCOME

a.	The Company and its subsidiary are separately taxed under the domestic tax laws of the state of incorporation of each entity.

b.	Tax rates applicable to Ltd.:

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

c.	Net operating loss carry forward:

Ltd. has accumulated net operating losses for Israeli income tax purposes as of December 31, 2012 in the amount of approximately $1,439,911. The net operating losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2012, the Company had a U.S. federal net operating loss carry forward of approximately $1,236,750 that can be carried forward and offset against taxable income and that expires during the years 2031 to 2032. Utilization of U.S. loss carry forward may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2012	2011
Deferred tax assets:

Net operating loss carry forward	$854,678	$127,196
Temporary differences	247,722	13,755

Deferred tax assets before valuation allowance	1,102,400	140,951
Valuation allowance	(1,102,400)	(140,951)

Net deferred tax asset	$-	$-

F-17

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 7:-	TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance at December 31, 2012 and 2011.

e.	Loss before taxes on income consists of the following:

	Year ended December 31,	Period from August 11, 2011 (inception date) to December 31,
	2012	2011

Domestic	$2,987,718	$259,957
Foreign	2,698,855	125,392

	$5,686,573	$385,349

f.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

NOTE 8:-	STOCKHOLDERS' EQUITY (DEFICIT)

a.	General:

The Common Stock entitles its holders thereof the right to one vote for each share of Common Stock held of record by such holder with respect to all matters on which holders of Common Stock are entitled to vote, to receive dividends according to Board of Directors decision, to participate in the balance of the Company's assets remaining after liquidation, dissolution or winding up, ratably in proportion to the number of shares of Common Stock held by them. The Common Stock has no pre-emptive or similar rights and is not subject to redemption rights and carries no subscription or conversion rights.

b.	At inception date, the Company issued 6,500,000 shares of Common Stock to its founders and management team.

c.	At inception date, the Company issued 2,000,000 shares of Common Stock to accredited investors for total amount of $10,000.

F-18

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 8:-	STOCKHOLDERS' EQUITY (DEFICIT) (Cont.)

d.	On October 27, 2011, subject to the private placement (see Note 8e) and upon the first closing the Company issued 1,000,000 shares of Common Stock to its founders and management team in consideration of transfer of certain intellectual property rights to the Company.

e.	During 2011, the Company entered into private placement process in which units composed of 50,000 shares of the Common Stock and 50,000 warrants to purchase 50,000 shares of Common Stock were offered to third party accredited investors, at an exercise price of $1.50 per share. The warrants expire on October 27, 2016.

Under the above-mentioned private placement, until December 31, 2011, the Company raised funds in a total amount of $1,091,877, net of issuance cost. In consideration the Company issued 1,330,000 of Common Stock and warrants to purchase 1,330,000 shares of Common Stock.

During the three-month period ended March 31, 2012 the Company raised additional funds in a total amount of $915,845, net of issuance cost. In consideration the Company issued 1,131,000 shares and 1,131,000 warrants.

The exercise price and the number of shares to be issued upon exercise of the warrants are subject to weighted average adjustment for dilution in accordance with ASC 815. The warrants are classified as liability and the fair value of the warrants was measured using the Binomial option-pricing model as described below.

According to the private placement documents, the Company, on a commercially reasonable efforts basis, is required to file a registration statement covering the sale of the shares of Common Stock included in the units sold and underlying Common Stock upon the exercise of the warrants included in the units sold (the "Registrable Shares") within 60 days of the final closing of the offering and to cause such registration statement to become effective within 150 days after such filing. The final closing occurred on March 30, 2012.

A registration statement covering the Registrable Shares was submitted to the SEC on June 26, 2012, and such registration statement was declared effective on February 14, 2013.

Failure to comply with the above registration requirements (the "Registration Failure"), or to maintain the effectiveness and use thereof for a period no less than the date that the investors are able to sell 100% of their Registrable Shares (the "Effectiveness Failure") in a single day on any day during a consecutive three month period, shall trigger certain liquidated damages. In the event that a Registration Failure or an Effectiveness Failure, the Company shall pay to each Investor, as liquidated damages, an amount equal to one percent per month (prorated for each day of non-compliance) of the purchase price paid by such Investor which shall continue for and be paid each month until the Registration Failure or Effectiveness Failure is cured, up to a maximum amount of ten percent.

F-19

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 8:-	STOCKHOLDERS' EQUITY (DEFICIT) (Cont.)

In contemplation of the above private placement offering, the Company engaged an exclusive placement agent to assist in selling the units, for which was compensated by a cash fee and a non-accountable expense allowance as certain percentage of the gross proceeds raised at each closing, and 964,400 warrants of which half are exercisable at an exercise price of $1.50 per share and half are exercisable at an exercise price of $1.00 per share immediately upon issuance and have a term equal to the earlier of seven years or three years after the Common Stock becomes publicly-traded. The number and exercise price of these warrants are also subject to dilutive issuance and therefore classified as liability and re-measured using the Binominal option-pricing model as well.

In estimating the warrants' fair value, the Company used the following assumptions:

Investors warrants:

	Issuance date	December 31, 2012	December 31, 2011

Risk-free interest rate (1)	1.2%	0.51%	0.78%
Expected volatility (2)	80%	70%	80%
Expected life (in years) (3)	5	3.82	4.79
Expected dividend yield (4)	0	0	0
Fair value:
Warrants	$0.39	$0.81	$0.38

Placement agent warrants:

	Issuance date	December 31, 2012	December 31, 2011

Risk-free interest rate (1)	0.86%	0.41%	0.53%
Expected volatility (2)	75%	59%	75%
Expected life (in years) (3)	3.93	3.25	3.71
Expected dividend yield (4)	0	0	0
Fair value:
Warrants	$0.31-0.32	$0.65-0.79	$0.29-0.32

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical stock price movements of companies in the same industry over a term that is equivalent to the expected term of the option.

(3)	Expected life - the expected life was based on the maturity date of the warrants.

F-20

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 8:-	STOCKHOLDERS' EQUITY (DEFICIT) (Cont.)

(4)	Expected dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

As a result of the anti-dilution protection in the private placement documents and the price per share in the August SPA that is described in Note 8f below, the exercise price of $1.50 was adjusted to approximately $1.42 per share and additional warrants to purchase 138,648 and 27,166 share of Common Stock were granted to the investors and placement agent, respectively (see Note 10b for disclosure of subsequent anti-dilution adjustments).

The Company measured these warrants at fair value in total amount of $2,817,741 and $664,363 as of December 31, 2012 and 2011, respectively. Issuance expenses that were allocated to the component of the warrants, amounted to $101,263 and $156,097 for the year ended December 31, 2012 and the period ended December 31, 2011, respectively, were expensed immediately and are included as part of financial expenses in the consolidated statements of operations.

As of December 31, 2012 and 2011, the Company re-measured the warrants component. Consequently, during the year ended December 31, 2012 and the period ended December 31, 2011, the Company recorded $1,606,378 and $(15,867), respectively, as financial expenses (income), net as a result of a change in the Company's warrant value.

f.	During August 2012, the Company entered into securities purchase agreement (the "August SPA") to raise capital by means of units, at a price of $1.00 per unit, composed of 1,500,036 shares of Common Stock and 1,500,036 warrants to purchase 1,500,036 shares of Common Stock were offered to third party accredited investors, at an exercise price of $1.00 per share. The warrants expiration date for 100% of the warrants is within one year from the date of effectiveness of the Company's registration in OTCBB ("Effective Date") and if not exercised until then, 50% of the warrants will be expired and the remaining will be outstanding for additional year. The warrants contain standard anti-dilution protection clauses and therefore classified as equity.

Subject to the August SPA the investment amount of $1,500,036 shall be funded in three tranches for which the first tranche of $500,014 will occur on the date of the signing on the August SPA, the second and third tranches will occur within 90 and 180 days following the Effective Date, each in aggregate amount of $500,011 (see also Note 10b describing a subsequent amendment to the timing for the funding tranches).

Under the above mentioned August SPA, through the period of three months ended September 30, 2012 the Company raised funds in a total amount of $498,157, net of issuance cost. In consideration the Company issued 500,014 shares of Common Stock and warrants to purchase 500,014 shares of Common Stock.

g.	During September 2012, the Company entered into a private placement transaction to accredited investors up to 1,833,333 shares of Common Stock at $1.50 per share, for gross proceeds of up to $2,750,000.

F-21

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 8:-	STOCKHOLDERS' EQUITY (DEFICIT) (Cont.)

In addition, in connection with the above private placement, warrants to purchase shares of Common Stock equal to 10% of the shares issued in such private placement were issued as a finder fee to four FINRA member broker-dealers. Such finder warrants have an exercise price equal to $1.50 per share and term of three years from the date of the Company's closing on the investment amount by the applicable investor. The warrants contain standard anti-dilution protection clauses and therefore classified as equity.

As of December 31, 2012 the Company has issued 1,795,009 shares of Common Stock for total consideration of $2,384,478, net of issuance cost. Consequently, 179,502 warrants were issued as a finder fee.

h.	On October 5, 2012 the Company entered into a non-exclusive consulting agreement (the "Consulting Agreement") with SLD Capital Corp. under which strategic advisory consultancy services will be rendered to the Company. Consideration under this agreement is 500,000 shares of Common Stock, of which 250,000 shares were issued at October 5, 2012, with an additional 20,833 shares of Common Stock being issued per month in arrears during the first eleven months of the agreement term as services are rendered, and 20,837 shares of Common Stock in the final month of the agreement term, for a total of 250,000 additional shares of Common Stock. The agreement will expire on October 5, 2013. Services provided under this agreement include strategic advice regarding: (i) the Company’s operations and related obligations as a U.S. publicly-listed and reporting company, (ii) the industries and businesses in which the Company is engaged and (iii) other aspects of or concerning the Company’s business about which the consultant has knowledge or expertise, including ongoing stockholder relations initiatives.

As of December 31, 2012, 208,334 shares are yet to be issued under this agreement. The related cost of the 291,666 shares that were issued through December 31, 2012 was $437,499 and recorded as part of general and administrative expenses.

Subsequent to the balance sheet date the Company amended the above Consulting Agreement (see also Note 10c).

i.	Stock options plans:

1.	On January 23, 2012, an equity incentive plan (the "2012 Plan") was adopted by the Board of Directors of the Company and approved by a majority of the Company's stockholders, under which options to purchase up to 2,860,000 shares of Common Stock have been reserved (see also Note 10a). Under the 2012 Plan, options to purchase Common Stock may be granted to employees, advisors, directors, consultants and service providers of the Company or any affiliate, each option granted can be exercised to one share of Common Stock. The vesting schedule and other terms and conditions will be determined as the Board of Directors of the Company or a designated committee thereof shall deem appropriate and set forth in the option agreement for each grantee. No option shall be exercisable after the expiration of ten years from the date it was granted or the date set forth at the option agreement, as earlier.

F-22

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 8:-	STOCKHOLDERS' EQUITY (DEFICIT) (Cont.)

2.	On January 23, 2012, the 2012 Israeli equity sub plan (the "Sub Plan") was adopted by the Board of Directors of the Company, which is set forth the terms for the grant of stock awards to Israeli employees or Israeli non-employees. The Sub Plan was adopted in accordance with the amended sections 102 and 3(i) of Israel's Income Tax Ordinance. The Sub Plan is part of the 2012 Plan and subject to the same terms and conditions.

3.	On June 22, 2012 the Compensation Committee of the Company's Board of Directors granted total options to purchase 2,100,000 Common Stock. 320,000, 230,000 and 1,550,000 options were granted to employees, consultants and directors, respectively. The exercise prices per option is determined by the Board of Directors, subject to applicable law, and will not be less than 100% of the fair market value per Common Stock on the date of the grant with expiration date which is not less than 10 years from the date of grant except certain resolutions of Board of Directors and its committee. Any options that are cancelled or forfeited before expiration become available for future grants. As of December 31, 2012, there were 760,000 options to purchase the Company's Common Stock available for future grants under the 2012 Plan (see Note 10a describing a subsequent increase in the size of the 2012 Plan).

Transactions related to the grant of options to employees, directors and non employees under the above plans during the year ended December 31, 2012, were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Intrinsic value
		$	Years	$

Options outstanding at beginning of year	-	-	-	-
Options granted (*)	2,100,000	0.32
Options exercised	-	-
Options expired	-	-
Options forfeited	-	-

Options outstanding at end of year	2,100,000	0.32	7.69	1.18

F-23

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 8:-	STOCKHOLDERS' EQUITY (DEFICIT) (Cont.)

Options vested and expected to vest at end of year	2,086,750	0.24	7.17	1.17

Exercisable at end of year	1,045,000	0.16	6.88	1.18

(*) Excluding 500,000 restricted shares granted (see also Note 8h).

Weighted average fair value of options granted during the year ended December 31, 2012 is $0.52.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last day of fiscal 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount is impacted by the changes in the fair market value of the Company's shares.

The following table presents the weighted-average assumptions used to estimate the fair values of the options granted in the period presented:

Year ended December 31, 2012

Volatility	49.9%-75.1%
Risk-free interest rate	0.37%-0.96%
Dividend yield	0%
Expected life (years)	2.5-5

As of December 31, 2012, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $541,942, which is expected to be recognized over a weighted average period of approximately 1.46 years.

The total compensation cost related to all of the Company's equity-based awards, recognized during year ended December 31, 2012 was comprised as follows:

Year ended December 31, 2012

Research and development	$173,740
General and administrative	390,403
Total stock-based compensation expenses	$564,143

F-24

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 8:-	STOCKHOLDERS' EQUITY (DEFICIT) (Cont.)

4.	On March 2012, the Company entered into employment agreement with its chief executive office ("CEO") and was approved by the Company’s Board of Directors in which the Company will grant options to purchase shares of the Company's Common Stock equal to three percent of the issued and outstanding capital stock of the Company, following to the final closing of the Company’s 2011-2012 private offering, but not less than 500,000 options with exercise price of $1.00 per share.

Since the final closing of such private offering was on March 30, 2012, the trigger of the above options to be vested has been occurred and therefore the Company accounted for these options under ASC 718, "Compensation - Stock Compensation". The Company recognized full compensation cost related to the 547,392 options that have been granted to the CEO in total amount of $26,141. The compensation cost was recorded as part of general and administrative expenses.

On June 22, 2012, the Compensation Committee of the Company’s Board of Directors approved to reduce the exercise price of the CEO’s options from $1.00 to $0.52 per share and change the vesting schedule by extending the vesting period of 210,000 options vested as of March 31, 2013, which were previously granted to the Company's CEO, as fully vested. The Company accounted for the exercise price reduction and the extension of options' terms pursuant to ASC 718 as a modification. Accordingly, additional compensation was calculated by the Company as the fair value of the modified award in excess of the fair value of the original award measured immediately before its terms have been modified based on current circumstances. The total incremental compensation cost related to this modification was $76,186. As of December 31, 2012, the Company recognized $70,727 of these compensation costs which were recorded as part of General and administrative expenses.

NOTE 9:-	SELECTED STATEMENTS OF OPERATIONS DATA

Financial expenses, net:

	Year ended December 31,	Period from August 11, 2011 (inception date) to December 31,
	2012	2011

Bank charges	$7,225	$298
Foreign currency adjustments losses	(2,701)	9,358
Issuance cost related to warrants to investors and service provider	101,263	156,097
Issuance cost related to common shares to founders	-	750

	$105,787	$166,503

F-25

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 10:-	SUBSEQUENT EVENTS

a.	During February 2013, the Board of Directors and majority stockholders approved to increase the pool of 2012 Plan, under which options to purchase up to 5,000,000 shares of Common Stock will be reserved.

b.	On February 11, 2013, the Company entered into an addendum to the August SPA, as described in Note 8f above, which modifies the timing for the second and third tranches and provides that such second tranche will be funded by the 5th business day following the effectiveness of the registration statement and the third tranche on or before the 100th day following the date on which both: (i) any registration statement covering the sale or resale of any of the Company’s securities is declared effective and (ii) the Company has received a ticker symbol for the Common Stock and caused the Common Stock to be eligible for trading on the Over-the-Counter Bulletin Board, OTCQB Market or similar trading system. The amount and pricing of the securities to be purchased in such second and third tranches was not modified, and the investors remain irrevocably committed to funding their portions of such tranches.

As a result of the anti-dilution protection in the private placement documents and the price per share in the August SPA, and the impact of the above addendum pursuant to which gross amount of $500,011 has been received and paid after the balance sheet date, the exercise price of $1.42 was adjusted to approximately $1.38 per share and additional warrants to purchase 75,352 and 14,764 share of Common Stock were granted to the investors and placement agent, respectively.

c.	On March 5, 2013, the Company amended the Consulting Agreement with SLD Capital Corp. In accordance with this amendment the issuance schedule of the remaining 166,668 unvested shares of Common Stock for the future strategic consultancy services will be accelerated such that beginning for the month of such services commencing February 1, 2013 SLD shall receive 4 monthly issuances of 41,667 shares of Common Stock per month in arrears, with the final monthly issuance to occur as of June 5, 2013 for the monthly period ending May 30, 2013.

In addition, as further consideration for such services to be provided under the Consulting Agreement, the Company shall issue to the service provider, as of March 5, 2013, two warrants to purchase shares of Common Stock which composed of:

1.	250,000 warrants to purchase up to an aggregate of 250,000 shares of Common Stock at a per share exercise price of $1.50 at any time prior to two year anniversary since the date in which the Company has received a ticker symbol for its Common Stock and caused the Common Stock to be eligible for trading on the Over-the-Counter Bulletin Board, OTCQB Market or similar trading system (the "Effective Date").

2.	200,000 warrants to purchase up to an aggregate of 200,000 shares of Common Stock at a per share exercise price of $1.50 at any time prior to 18 month anniversary since the Effective Date and as long as the Company has at least 200 record beneficial owners of Common Stock.

F-26

LABSTYLE INNOVATIONS CORP. AND ITS SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (except stock and per stock data)

NOTE 10:-	SUBSEQUENT EVENTS (Cont.)

d.	On March 5, 2013 the Compensation Committee of the Company's Board of Directors adopted a director remuneration policy for non-employee directors. In accordance with this policy, directors who are not also executive officers or employees of the Company shall receive the following remuneration:

1.	Cash awards amounted of $25,000 per year for each non-employee director that will be paid in arrears on a quarterly basis and $16,000 for each Committee member that will be paid in arrears on a quarterly basis. Such award will be accrued and payable since the fiscal year ended December 31, 2013 and for each fiscal year thereafter, upon the approval of the Company’s CEO at such time when the Company is adequately capitalized in his reasonable discretion.

2.	Option Awards of 25,000 options for each non-employee director of the Company to purchase shares of Common Stock of the Company, which will be confirmed, together with the exercise price, at the first meeting of the Board of Directors for each fiscal year and shall vest quarterly in arrears. Such award will be granted since the fiscal year ended December 31, 2013 and for each fiscal year thereafter. The options shall have ten year terms and, unless otherwise approved by Compensation Committee of the Board of Directors, and shall not be issued under the 2012 Plan or any successor to such plan.

3.	In addition the Compensation Committee of the Company's Board of Directors has approved a granting of 150,000 options to purchase shares of Common Stock of the Company at an exercise price of $1.50 per share to each of the non-employee directors. The options are fully vested on the grant date and have expiration date which is 10 years from such date.

e.	On March 5, 2013 the Compensation Committee of the Company's Board of Directors has approved a granting of 1,315,000 and 1,100,000 options to employees and non-employees, respectively.

F-27

EXHIBIT INDEX

Number	Exhibit

31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*#

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*#

*	Filed herewith
#	A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this special financial report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2013	LABSTYLE INNOVATIONS CORP.

	By:	/s/ Oren Fuerst
	Name:	Oren Fuerst
	Title:	Chairman and Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Mordechi Hershkowitz
	Name:	Mordechi (Motty) Hershkowitz
	Title:	Chief Financial Officer, Secretary and Treasurer
(Principal Accounting Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Person	Capacity	Date

/s/ Oren Fuerst	Chairman of the Board and Chief Executive	April 4, 2013
Oren Fuerst	Officer

/s/ Shilo Ben Zeev	President, Chief Operating Officer and	April 4, 2013
Shilo Ben Zeev	Director

/s/ David Weintraub	Director	April 4, 2013
David Weintraub

/s/ Malcolm Hoenlein	Director	April 4, 2013
Malcolm Hoenlein

/s/ Nahum D. Melumad	Director	April 4, 2013
Nahum D. Melumad

/s/ Adam K. Stern	Director	April 4, 2013
Adam K. Stern

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